Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-204124

American Express Credit Corporation
$2,000,000,000

3.300% Fixed Rate Senior Notes Due May 3, 2027

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series F
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s:	A2 (Stable Outlook)
	Standard & Poor’s:	A- (Stable Outlook)
	Fitch:	A (Negative Outlook)
Trade Date:	April 27, 2017
Settlement Date:

May 3, 2017 (T+4 days). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next three business days will be required, because the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof or the next three business days, you should consult your own advisors.

Maturity Date:	May 3, 2027
Aggregate Principal Amount:	$2,000,000,000
Benchmark Treasury:	2.250% due February 15, 2027
Benchmark Treasury Price and Yield:	99-19; 2.296%
Re-offer Spread to Benchmark:	115 bps
Re-offer Yield:	3.446%
Coupon:	3.300%
Public Offering Price:	98.774%
Underwriters’ Commission:	0.45%
Net Proceeds:	$1,966,480,000 (before expenses)
Interest Payment Dates:

Interest on the notes is payable on May 3 and November 3 of each year, beginning November 3, 2017. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30/360
Early Redemption:

The notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to maturity date, on at least 30 days’ and no more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption

Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0EL9
ISIN:	US0258M0EL96
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. RBC Capital Markets, LLC Wells Fargo Securities, LLC UBS Securities LLC
Co-Managers:	Lloyds Securities Inc. MUFG Securities Americas Inc. RBS Securities Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank
Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Incorporation of certain documents by reference

This term sheet hereby incorporates by reference the document set forth below:

Filings of American Express Credit Corporation (SEC File No. 001-06908)	Date
Current Report on Form 8-K	April 26, 2017

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman, Sachs & Co. at 1-866-471-2526, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-866-375-6829.

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Selling Restrictions — Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus used in this offering (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the dealers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.